Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2017 and 2016

MANAGEMENT’S REPORT
Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2017. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.
The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2017. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“TONY GUGLIELMIN”

RANDALL MACEWEN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 28, 2018	February 28, 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Ballard Power Systems Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. (the "Company") as of December 31, 2017, and 2016, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 1999.
Vancouver, Canada
February 28, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Ballard Power Systems Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Ballard Power System Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on the Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2017, and 2016, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements") and our report dated February 28, 2018 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
February 28, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents		$60,255	$72,628
Trade and other receivables	7	23,080	14,924
Inventories	8	17,292	17,228
Prepaid expenses and other current assets		2,175	2,973
Total current assets		102,802	107,753
Non-current assets:
Property, plant and equipment	9	15,314	15,701
Intangible assets	10	17,950	18,083
Goodwill	11	40,562	40,562
Investments	12	681	1,191
Other long-term assets		348	156
Total assets		$177,657	$183,446
Liabilities and Equity
Current liabilities:
Trade and other payables	14	$25,243	$17,767
Deferred revenue		8,082	20,621
Provisions and Other	15	5,447	3,568
Finance lease liability	16	652	569
Debt to Ballard Power Systems Europe A/S non-controlling interest	17	—	521
Total current liabilities		39,424	43,046
Non-current liabilities:
Finance lease liability	16	6,229	6,428
Deferred gain on finance lease	16	2,982	3,398
Provisions and Other	15	4,253	3,864
Employee future benefits	18	4,914	5,167
Total liabilities		57,802	61,903
Equity:
Share capital	19	986,497	977,707
Contributed surplus	19	290,536	295,547
Accumulated deficit		(1,157,382)	(1,149,128)
Foreign currency reserve		204	718
Total equity attributable to equity holders		119,855	124,844
Ballard Power Systems Europe A/S non-controlling interest		—	(3,301)
Total equity		119,855	121,543
Total liabilities and equity		$177,657	$183,446

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2017	2016
Revenues:
Product and service revenues		$121,288	$85,270
Cost of product and service revenues		79,688	61,086
Gross margin		41,600	24,184
Operating expenses:
Research and product development		25,022	19,827
General and administrative		12,602	12,938
Sales and marketing		7,951	7,190
Other expense	24	902	2,298
Total operating expenses		46,477	42,253
Results from operating activities		(4,877)	(18,069)
Finance income (loss) and other	25	1,780	(777)
Finance expense	25	(732)	(686)
Net finance expense		1,048	(1,463)
Loss on sale of assets	26	(1,365)	(623)
Equity in earnings of investment in joint venture	12	201	—
Impairment charges on intangible assets and property, plant and equipment	27	(1,484)	(1,151)
Loss before income taxes		(6,477)	(21,306)
Income tax expense	28	(1,571)	(381)
Net loss		(8,048)	(21,687)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	18	(206)	(361)
		(206)	(361)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(1,139)	268
		(1,139)	268
Other comprehensive loss, net of tax		(1,345)	(93)
Total comprehensive loss		$(9,393)	$(21,780)

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Loss (cont’d)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2017	2016
Net loss attributable to:
Ballard Power Systems Inc.	$(8,048)	$(21,112)
Ballard Power Systems Europe A/S non-controlling interest	—	(575)
Net loss	$(8,048)	$(21,687)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(9,393)	$(21,322)
Ballard Power Systems Europe A/S non-controlling interest	—	(458)
Total comprehensive loss	$(9,393)	$(21,780)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Loss per share	$(0.05)	$(0.13)

Weighted average number of common shares outstanding	176,270,305	163,449,737

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

						Ballard Power Systems
	Ballard Power Systems Inc. Equity					Europe A/S
	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2015	156,837,187	$948,213	$293,332	$(1,127,655)	$567	$(2,843)	$111,614
Net loss	—	—	—	(21,112)	—	(575)	(21,687)
Net Offering proceeds (note 19)	17,250,000	28,199	—	—	—	—	28,199
DSUs redeemed (note 19)	146,211	299	(565)	—	—	—	(266)
RSUs redeemed (note 19)	80,945	161	(283)	—	—	—	(122)
Options exercised (note 19)	435,287	835	(339)	—	—	—	496
Share distribution plan	—	—	3,402	—	—	—	3,402
Other comprehensive income (loss):
Defined benefit plan actuarial loss	—	—	—	(361)	—	—	(361)
Foreign currency translation for foreign operations	—	—	—	—	151	117	268
Balance, December 31, 2016	174,749,630	$977,707	$295,547	$(1,149,128)	$718	$(3,301)	$121,543
Net loss	—	—	—	(8,048)	—	—	(8,048)
Non-dilutive financing (note 20)			12				12
DSUs redeemed (note 19)	181,788	297	(737)	—	—	—	(440)
RSUs redeemed (note 19)	298,556	706	(1,421)	—	—	—	(715)
Options exercised (note 19)	1,820,193	5,762	(2,164)	—	—	—	3,598
Warrants exercised (note 19)	1,012,500	2,025	—	—	—	—	2,025
Share distribution plan		—	2,745	—	—	—	2,745
Ballard Power Systems Europe NCI adjustment for change in ownership (note 17)	—	—	(3,446)	—	625	3,301	480
Other comprehensive loss:
Defined benefit plan actuarial loss	—	—	—	(206)	—	—	(206)
Foreign currency translation for foreign operations					(1,139)		(1,139)
Balance, December 31, 2017	178,062,667	$986,497	$290,536	$(1,157,382)	$204	$—	$119,855

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2017	2016
Cash provided by (used in):
Operating activities:
Net loss for the year		$(8,048)	$(21,687)
Adjustments for:
Share-based compensation	19	3,125	3,024
Employee future benefits		201	235
Employee future benefits plan contributions		(660)	(760)
Depreciation and amortization		5,064	4,544
Loss on decommissioning liabilities		390	218
Loss on sale of assets	26	1,365	623
Impairment charges on intangible assets and property, plant and equipment	27	1,484	1,151
Impairment loss on trade receivables	24	103	390
Unrealized gain on forward contracts		(324)	(151)
Equity in earnings of investment in joint venture	12 & 29	(201)	—
		2,499	(12,413)
Changes in non-cash working capital:
Trade and other receivables		(9,387)	(771)
Inventories		(572)	(2,339)
Prepaid expenses and other current assets		930	(1,322)
Trade and other payables		6,857	1,010
Deferred revenue		(12,539)	14,536
Warranty provision		2,444	(2,605)
		(12,267)	8,509
Cash used in operating activities		(9,768)	(3,904)
Investing activities:
Additions to property, plant and equipment	9	(3,068)	(2,778)
Net proceeds on sale of property, plant and equipment and other	26	981	3,009
Additions to intangible assets	10	(3,376)	(4,103)
Net proceeds on sale of intangible assets	10	—	9,244
Purchase of non-controlling interest in subsidiary	17	(47)	—
Investment in associated companies	12	(972)	(180)
Cash provided by (used in) investing activities		(6,482)	5,192
Financing activities:
Non-dilutive equity financing	20	—	3,347
Net payment of finance lease liabilities		(607)	(1,042)
Net proceeds on issuance of share capital from private placement	19	—	28,199
Net proceeds on issuance of share capital from warrant exercises	19	2,025	—
Net proceeds on issuance of share capital from share option exercises	19	3,598	496
Cash provided by financing activities		5,016	31,000
Effect of exchange rate fluctuations on cash and cash equivalents held		(1,139)	291
Increase (decrease) in cash and cash equivalents		(12,373)	32,579
Cash and cash equivalents, beginning of year		72,628	40,049
Cash and cash equivalents, end of year		$60,255	$72,628
Supplemental disclosure of cash flow information (note 30).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.	Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2017 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:
These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2018.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

•	Derivative financial instruments are measured at fair value; and

•	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:
These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:
The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities,income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2.	Basis of preparation (cont’d):

(e)	Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.
The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:
The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements. The Corporation did not adopt any new accounting standard changes or amendments during the year ended December 31, 2017 that had a material impact on these consolidated financial statements.

4.	Significant accounting policies:
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. Certain prior year comparative figures have been reclassified to comply with current year presentation.

(a)	Basis of consolidation:
The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2017	2016
Guangzhou Ballard Power Systems Co., Ltd.	100%	N/A
Ballard Hong Kong Ltd.	100%	100%
Protonex Technology Corporation	100%	100%
Ballard Services Inc.	100%	100%
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Systems Europe A/S	100%	57%
Ballard Power Corporation	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(a)	Basis of consolidation (cont'd):
Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.
On January 10, 2017, the Corporation incorporated Guangzhou Ballard Power Systems Co., Ltd. ("GBPS"), a 100% wholly foreign-owned enterprise ("WFOE") in China to serve as the Corporation's operations entity for all of China.
On July 19, 2016, the Corporation incorporated Ballard Hong Kong Ltd (“BHKL”), a 100% owned holding company in Hong Kong, China.
On September 26, 2016, the Corporation, through BHKL, entered into a joint venture agreement with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd (“Synergy”) to create a new limited liability company based in China called Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy JVCo”). The purpose of Synergy JVCo is to carry out the Mk9 SSL fuel cell stack technology transfer transaction that was contemplated in the Mk 9 SSL Manufacturing Master Agreement to establish Mk9 SSL fuel cell stack manufacturing capabilities in China. In setting up the joint venture, as specified in the Equity Joint Venture Agreement (“EJV”) dated September 26, 2016, Synergy contributed RMB 60,300,000 ($9,000,000) and the Corporation contributed RMB 6,700,000, ($971,000) in March 2017 representing 90% and 10% of the registered capital in Synergy JVCo, respectively. The parties made their contributions in cash and the Corporation is not obligated to contribute any additional capital in excess of the amounts noted above. Synergy JVCo is not controlled by the Corporation and therefore is not consolidated. The Corporation’s 10% investment in Synergy JVCo is accounted for using the equity method of accounting.
On October 1, 2015, the Corporation acquired Protonex Technology Corporation, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.
On January 18, 2010, the Corporation acquired a controlling interest in Ballard Power Systems Europe A/S (“BPSE”). BPSE (formerly Dantherm Power A/S) has been consolidated since acquisition.. The remaining 43% interest was held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S). On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S for a nominal value of$47,000. As a result, the Corporation now owns 100% of BPSE.

(b)	Foreign currency:

(i)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations
The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(c)	Financial instruments (cont'd):

(i)	Financial assets
The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.
Financial assets at fair value through profit or loss
Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
The Corporation also periodically enters into foreign exchange forward contracts and platinum futures contracts to limit its respective exposure to foreign currency rate fluctuations and platinum price fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss, unless these financial instruments are designated as hedges (note 4 (c)(iv)).
Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.
Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.
Determination of fair value
The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(c)	Financial instruments (cont'd):

(ii)	Financial liabilities
Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

(iii)	Share Capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iv)	Derivative financial instruments, including hedge accounting
The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.
If designated in a qualifying hedge relationship, on initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.
The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.
Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(c)	Financial instruments (cont'd):

(iv)	Derivative financial instruments, including hedge accounting (cont'd)
Cash flow hedges (cont'd)
If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Other non-trading derivatives
When a derivative financial instrument is not held for trading, or is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:
Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.
(e)     Property, plant and equipment:

(i)	Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

(ii)	Subsequent expenditure
Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Corporation.

(iii)	Depreciation
Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):
(e)     Property, plant and equipment (cont'd):

(iii)	Depreciation (cont'd)
The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:
Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.
Minimum lease payments made under finance leases are apportioned between finance expenses and reduction of the outstanding liability. Finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

(i)	Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets
Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii)	Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill, is recognized in profit or loss as incurred.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(g)	Goodwill and intangible assets (cont'd):

(iii)	Amortization
Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

Internally generated fuel cell intangible assets	5 years
Patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	7 years
Trademarks and service marks	15 years
Domain names	15 years
Customer base and relationships	10 years
Acquired non-compete agreements	1 year
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(h)	Impairment:

(i)	Financial assets
Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.
Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

(ii)	Non-financial assets
The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(h)	Impairment (cont'd):

(ii)	Non-financial assets (cont'd)
The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.
Warranty provision
A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.
Decommissioning liabilities
Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:
The Corporation generates revenues primarily from product sales and services, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license and sale revenues are derived primarily from licensing and sale and technology transfer agreements and from long-term fixed price contracts. Engineering service and technology transfer services revenue is derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.
On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(j)	Revenue recognition (cont'd):
On standard licensing and sale and technology transfer agreements, revenues are recognized on the transfer of rights to the licensee if: (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the Corporation has no remaining obligations to perform. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period.
On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.
On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.
The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.
Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and expense:
Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.
Finance expense comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:
The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Employee benefits:
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(m)	Employee benefits (cont'd):
Defined contribution plans (cont'd)
Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.
Defined benefit plans
A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.
When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.
The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.
Other long-term employee benefits
The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.
Termination benefits
Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont'd):

(m)	Employee benefits (cont'd):
Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:
The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.
Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.
The Corporation issues shares and share options under its share-based compensation plans as described in note 19. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)	Earnings (loss) per share:
Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.
Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)	Government assistance and investment tax credits:
Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:
An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:
On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)	Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cashgenerating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.
These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(c)	Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Impairment loss (recoveries) on trade receivables:
Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

(f)	Employee future benefits:
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)	Income taxes:
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes:
The Corporation did not adopt any new accounting standard changes or amendments in 2017 that had a material impact on the Corporation’s financial statements.
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years.

(a)	IFRS 2 – Share-based payments
On June 20, 2016, the IASB issued amendments to IFRS 2 Share-based Payment, clarifying how to account for certain types of share-based payment transactions.
The amendments provide requirements on the accounting for:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•share-based payment transactions with a net settlement feature for withholding tax obligations; and

•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.
The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Corporation intends to adopt the amendments to IFRS 2 in its financial statements for the fiscal year beginning on January 1, 2018. The Corporation does not expect the amendments to have a material impact on the financial statements.

(b)	IFRS 15 – Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. On April 12, 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15.
IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.
The new standard is effective for annual periods beginning on or after January 1, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. Based on an analysis of the Corporation's contracts in place as of January 1, 2018, the Corporation does not expect the standard to have a material impact on the financial statements. The Corporation continues to evaluate the disclosure obligations under IFRS 15.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont'd):
(c)     IFRS 9 – Financial Instruments
On July 24, 2014, the IASB issued the complete IFRS 9 Financial Instruments standard (“IFRS 9”). IFRS 9 introduces new requirements for the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.
The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.
IFRS 9 also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.
The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning on January 1, 2018. Based on an analysis of the Corporation's financial instruments as of January 1, 2018, the Corporation does not expect the standard to have a material impact on the financial statements.

(d)	IFRS 16 – Leases
On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.
This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.
The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers as at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Corporation intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.
(e)    IFRIC 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and

•	measure a tax uncertainty based on the most likely amount of expected value depending on whichever method better predicts the amount payable (recoverable).
The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Early application is permitted. The Corporation intends to adopt the Interpretation in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.	Trade and other receivables:

	December 31, 2017	December 31, 2016
Trade receivables	$21,443	$11,026
Other	1,637	3,898
	$23,080	$14,924

8.    Inventories:

	December 31, 2017	December 31, 2016
Raw materials and consumables	$8,663	$13,039
Work-in-progress	4,694	1,879
Finished goods	2,440	654
Service inventory	1,495	1,656
	$17,292	$17,228
In 2017, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $55,342,000 (2016 - $40,172,000).
In 2017, the write-down of inventories to net realizable value amounted to $611,000 (2016 - $879,000) and the reversal of previously recorded write-downs amounted to $531,000 (2016 - $273,000), resulting in a net write-down of $80,000 (2016 - $606,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

9.	Property, plant and equipment:

	December 31,	December 31,
Net carrying amounts	2017	2016
Building under finance lease	$5,819	$6,631
Computer equipment	1,020	1,049
Furniture and fixtures	155	185
Leasehold improvements	1,624	2,188
Production and test equipment	6,696	5,013
Production and test equipment under finance lease	—	635
	$15,314	$15,701

Cost	December 31, 2016	Additions	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2017
Building under finance lease	$12,180	$—	$—	$—	$—	$12,180
Computer equipment	4,607	390	(169)	(54)	13	4,787
Furniture and fixtures	1,163	32	(17)	—	12	1,190
Leasehold improvements	8,794	7	(594)	—	39	8,246
Production and test equipment	33,053	2,639	(809)	1,532	16	36,431
Production and test equipment under	2,078	—	—	(2,078)	—	—
finance lease
	$61,875	$3,068	$(1,589)	$(600)	$80	$62,834

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.	Property, plant and equipment (cont'd):

Accumulated depreciation and impairment loss	December 31, 2016	Depreciation	Impairment loss	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2017
Building under finance lease	$5,549	$812	$—	$—	$—	$—	$6,361
Computer equipment	3,558	365	—	(169)	—	13	3,767
Furniture and fixtures	978	62	—	(17)	—	12	1,035
Leasehold improvements	6,606	566	—	(594)	—	44	6,622
Production and test equipment	28,040	1,366	284	(809)	843	11	29,735
Production and test equipment	1,443	—	—	—	(1,443)	—	—
under finance lease
	$46,174	$3,171	$284	$(1,589)	$(600)	$80	$47,520
Transfers in 2016 related to the buy-out of certain leased production and test equipment which were transferred back into property, plant, and equipment.

Cost	December 31, 2015	Additions	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2016
Building under finance lease	$12,180	$—	$—	$—	$—	$12,180
Computer equipment	5,133	566	(1,090)	—	(2)	4,607
Furniture and fixtures	891	20	(63)	317	(2)	1,163
Furniture and fixtures under	317	—	—	(317)	—	—
finance lease
Leasehold improvements	9,079	89	(366)	—	(8)	8,794
Production and test equipment	31,182	2,103	(1,623)	1,393	(2)	33,053
Production and test equipment	3,667	—	(196)	(1,393)	—	2,078
under finance lease
	$62,449	$2,778	$(3,338)	$—	$(14)	$61,875

Accumulated depreciation and impairment loss	December 31, 2015	Depreciation	Impairment loss	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2016
Building under finance lease	4,737	812	—	—	—	—	$5,549
Computer equipment	4,307	329	14	(1,090)	—	(2)	3,558
Furniture and fixtures	662	62	3	(64)	317	(2)	978
Furniture and fixtures under finance lease	291	26	—	—	(317)	—	—
Leasehold improvements	6,338	617	24	(365)	—	(8)	6,606
Production and test equipment	26,676	1,231	340	(1,598)	1,393	(2)	28,040
Production and test equipment	2,713	319	—	(196)	(1,393)	—	1,443
under finance lease
	$45,724	$3,396	$381	$(3,313)	$—	$(14)	$46,174

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.	Property, plant and equipment (cont'd):
Leased assets
The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain machinery (note 16).
Impairment loss
The Corporation recorded an impairment loss on property, plant and equipment of $284,000 in 2017 related to the write-off of certain Protonex assets to their estimated net realizable value of $50,000 (note 27).
The Corporation recorded an impairment loss on property, plant and equipment of $381,000 in 2016 related to the write-off of certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil (note 27).

10.	Intangible assets:

	December 31, 2017	December 31, 2016
Intellectual property acquired from UTC	$1,864	$2,311
Intellectual property acquired from H2 Logic A/S	129	215
Intellectual property acquired from Protonex	8,507	10,331
Internally generated fuel cell intangible assets	1,690	2,182
ERP management reporting software system	5,738	3,015
Intellectual property acquired by Ballard Power Systems Europe	22	29
	$17,950	$18,083

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2016	$62,068	$45,739	$16,329
Additions to and acquisition of intangible assets	4,103	—	4,103
Amortization expense	—	1,579	(1,579)
Impairment charges (note 27)	—	770	(770)
At December 31, 2016	66,171	48,088	18,083
Additions to and acquisition of intangible assets	3,376	—	3,376
Amortization expense	—	2,309	(2,309)
Impairment charges (note 27)	—	1,200	(1,200)
At December 31, 2017	$69,547	$51,597	$17,950
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. In 2017, amortization of $2,309,000 (2016 - $1,579,000) was recorded.
During the year ended December 31, 2017, impairment charges of $1,200,000 were also recorded to write-off certain Protonex patents and customer lists to their net realizable value of $nil (note 27).
During the year ended December 31, 2016, impairment charges of $770,000 were recorded to write-off intellectual property acquired from Idatech, LLC in 2012 to its net realizable value of $nil (note 27).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.	Intangible assets (cont'd):
ERP Management Reporting Software System
During 2016, the Corporation commenced with the replacement of its incumbent financial and other resource systems with a fully integrated Enterprise Resource Planning (ERP) management reporting software system. The implementation of this company-wide, cloud-based ERP system is designed to provide the Corporation with enhanced reporting capabilities. The Corporation has assessed its expenditure on the ERP acquisition and implementation to be intangible assets. During 2017, development expenditures of $3,376,000 (2016 - $3,015,000) have been capitalized as intangible assets. No further costs are expected to be capitalized. Amortization of ERP implementation costs commenced in 2017 over their expected useful life of seven years which aligns to the expected frequency of major release ERP system updates. During the year ended December 31, 2017, amortization expense of $652,000 (2016 - $nil) related to the ERP implementation was recorded.
Internally Generated Fuel Cell Intangible Assets
In 2016, the Corporation completed development of two new configurations of its fuel cell module for heavy-duty motive applications which are typically used to power large urban transit buses. The two new product configurations are designed to deliver net power of 30kW and 60kW, respectively, to power smaller buses and to provide range extension solutions. The Corporation has assessed its development expenditure on these product configurations to be internally generated intangible assets. During 2017, total development expenditures of $nil (2016 - $1,053,000) have been capitalized at cost. The estimated useful life has been assessed as five years. In 2017, amortization of $491,000 (2016 -$253,000) was recorded on these assets.
Sale of Intellectual Property to Volkswagen
On December 2, 2015, the Corporation sold a copy of the automotive-related know-how of the UTC Portfolio to Volkswagen. The net proceeds on sale of $9,244,000 were collected during 2016.

11.	Goodwill:
For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 31).
Fuel Cell Products and Services
As of December 31, 2017, the aggregate carrying amount of the Corporation’s goodwill is $40,562,000 (2016 - $40,562,000).
The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.
The Corporation’s fair value test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2017 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2017.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.	Goodwill (cont'd):
In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. The Corporation’s value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 19% from 2018 to 2022; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 10. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with the conclusion determined under the fair value, less costs to sell, assessment.
As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, zero impairment loss was recorded in 2017 or 2016.

12.	Investments:

	December 31, 2017	December 31, 2016
Investment in Synergy JVCo (note 4)	$676	$1,185
Other	5	6
	$681	$1,191

Investment in Synergy JVCo	December 31, 2017	December 31, 2016
Beginning balance	$1,185	$—
Capital contribution to JV	—	1,005
Incorporation costs	—	180
Adjustment for actual cash contributed to JV	(34)	—
Elimination of 10% profit on MEAs not yet sold or consumed	(676)	—
Equity in earnings for 2017	201	—
	$676	$1,185

13.	Bank facilities:
The Corporation has certain bank facilities available to it, which are secured by a hypothecation of the Corporation’s cash and cash equivalents.
Bank Operating Line
The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $7,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line can be utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.
There was no activity under the Bank Operating Line in 2017, and there were no outstanding amounts payable on the Bank Operating Line as of December 31, 2017 and 2016.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13.	Bank facilities (cont'd):
Leasing Facility
The Corporation also has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment. Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.
At December 31, 2017, $nil (2016 - a nominal amount) was outstanding on the Leasing Facility which is included in the finance lease liability (note 16).
Forward Contract Facility
The Corporation also has a CDN $5,000,000 demand revolving line (“Forward Contract Facility”) and a CDN $20,000,000 credit facility (“EncoreFX Facility”), which are both available for use when the Corporation purchases forward foreign exchange contracts or forward platinum contracts used to hedge against currency and platinum price fluctuations, respectively.
Periodically, the Corporation uses forward foreign exchange and forward platinum purchase contracts to manage exposure to currency rate fluctuations and platinum price fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the balance sheet. Any changes in fair value are either (i) recorded in the statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statement of operations if either not designated, or not qualified, under hedge accounting criteria.
At December 31, 2017, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $12,000,000 (2016 – CDN $10,750,000) at an average rate of 1.28 CDN per U.S. dollar, resulting in an unrealized gain of CDN $243,000 at December 31, 2017 (2016 – unrealized gain of CDN $220,000). The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

14.	Trade and other payables:

	December 31, 2017	December 31, 2016
Trade accounts payable	$13,181	$5,970
Compensation payable	9,209	8,056
Other liabilities	2,491	3,464
Taxes payable	362	277
	$25,243	$17,767

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

15.    Provisions and Other:

	Restructuring	Warranty
Balance	provision	provision	Other	Total
At January 1, 2015	$7	$5,361	$3,646	$9,014
Provisions made during the year	2,323	2,109	106	4,538
Provisions used/paid during the year	(1,501)	(3,246)	—	(4,747)
Provisions reversed during the year	(7)	(1,533)	—	(1,540)
Effect of movements in exchange rates	(9)	64	112	167
At December 31, 2016	813	2,755	3,864	7,432
Provisions made during the year	912	4,540	111	5,563
Provisions used/paid during the year	(1,424)	(905)	—	(2,329)
Provisions reversed during the year	(81)	(1,198)	—	(1,279)
Effect of movements in exchange rates	28	7	278	313
At December 31, 2017	$248	$5,199	$4,253	$9,700

At December 31, 2016
Current	$813	$2,755	$—	$3,568
Non-current	—	—	3,864	3,864
	$813	$2,755	$3,864	$7,432

At December 31, 2017
Current	$248	$5,199	$—	$5,447
Non-current	—	—	4,253	4,253
	$248	$5,199	$4,253	$9,700
Restructuring Provision
During 2017, restructuring charges relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administration function and by cost reduction initiatives at Protonex.
During 2016, restructuring charges related to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions. These cost reduction initiatives were primarily focused on reducing the operating cost base associated with methanol Telecom Backup Power activities while the Corporation reviewed strategic alternatives for these assets prior to the sale of certain of its methanol Telecom Back-up Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation (“CHEM”), a Taiwanese power equipment company in June 2016 (note 26).
Warranty provision
The Corporation recorded $4,540,000 (2016 - $2,109,000) of warranty provisions of which $4,057,000 (2016 - $1,132,000) related to new product sales and $483,000 (2016 - $977,000) related to upward warranty adjustments. This was offset by warranty expenditures of $905,000 (2016 - $3,246,000) and downward warranty adjustments of $1,198,000 (2016 - $1,533,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. The remaining $7,000 (2016 – $64,000) reduction to the warranty provision related to the effect of movements in exchange rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

15.	Provisions and Other (cont'd):
Other: Decommissioning liabilities
Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to estimated site restoration obligations at the end of their respective lease terms. The Corporation has made certain modifications to the leased buildings to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructures of the leased buildings to their original states of when the respective leases were entered into.
Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.26% per annum (2016 – 2.31%).
The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2017. Based on the assessment, the changes in the estimated cash flows were determined to be nominal and as a result, no adjustment was recorded. The increase in the provision during 2017 was due to accretion costs of $111,000 (2016 - $106,000). The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $1,773,000 (2016 - $1,655,000) which is expected to be settled at the end of the lease term in 2025.
Other: Lease inducement
A lease extension and modification agreement was signed in December 2017 for the second building that eliminated the decommissioning liability at the end of the new 10 year lease term. The contractual elimination of the decommissioning liability of $2,768,000 for the second building will be treated as a lease inducement and deferred and amortized on a straight-line basis over the amended 10 year lease term, commencing January 2018.
The net discounted amount of estimated cash flows required to settle the obligations for both buildings is $4,253,000 as at December 31, 2017 (2016 - $3,864,000), of which $1,485,000 is the remaining obligation after 2017.

16.	Finance lease liability:
The Corporation leases certain assets under finance lease agreements. The finance leases have imputed interest rates ranging from 4.2% to 7.35% per annum and expire between May 2021 and February 2025.
Finance lease liabilities are payable as follows:

	Future minimum		Present value of minimum lease
At December 31, 2017	lease payments	Interest	payments
Less than one year	$1,127	$475	$652
Between one and five years	4,992	1,323	3,669
More than five years	2,774	214	2,560
	$8,893	$2,012	$6,881

Current			$652
Non-current			6,229
			$6,881

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

16.	Finance lease liability (cont'd):

	Future minimum		Present value of minimum lease
At December 31, 2016	lease payments	Interest	payments
Less than one year	$1,055	$486	$569
Between one and five years	4,524	1,468	3,056
More than five years	3,783	411	3,372
	$9,362	$2,365	$6,997

Current			$569
Non-current			6,428
			$6,997
The finance lease liability consists primarily of the lease of the Corporation's head office building of $6,829,000 (2016 - $6,930,000) and machinery leased by its subsidiary, Protonex of $52,000 ( 2016 - $67,000).
Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At December 31, 2017, the outstanding deferred gain was $2,982,000 (2016 – $3,398,000).

17.	Ballard Power Systems Europe A/S non-controlling interests:
On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S) for a nominal amount. As a result, the Corporation now owns 100% of it subsidiary in Europe, BPSE (formerly Dantherm Power A/S) effective January 5, 2017. The Corporation previously held 57% of the shares in BPSE before purchasing the remaining 43% of shares from Dansk Industri Invest A/S.
The Corporation acquired the remaining shares and obtained the cancellation of debt of $521,000 owed by BPSE to Dansk Industri Invest A/S for $47,000. The cancellation of debt and the removal of non-controlling interests were recorded as equity transactions resulting in a net increase of $480,000 to equity. There was no impact on the Corporation's consolidated statement of loss and other comprehensive loss.

18.	Employee future benefits:

	December 31, 2017	December 31, 2016
Net defined benefit pension plan liability	$4,794	$4,971
Net other post-retirement benefit plan liability	120	196
Employee future benefits	$4,914	$5,167
The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.
The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.	Employee future benefits (cont'd):
The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2017. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2018.
The Corporation expects contributions of approximately $600,000 to be paid to its defined benefit plans in 2018.
The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in profit or loss is recorded in finance income (loss) and other.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2017	2016	2017	2016	2017	2016
Balance at January 1	$16,253	$15,579	$(11,282)	$(10,463)	$4,971	$5,116
Included in profit or loss
Current service cost	32	42	—	—	32	42
Interest cost (income)	658	678	(464)	(465)	194	213
Benefits payable	—	—	—	—	—	—
	690	720	(464)	(465)	226	255
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(99)	(186)	—	—	(99)	(186)
Financial assumptions	1,300	715	—	—	1,300	715
Experience adjustment	111	13	—	—	111	13
Return on plan assets excluding interest	—	—	(1,055)	(182)	(1,055)	(182)
income
Plan expenses	(55)	(30)	55	30	—	—
	1,257	512	(1,000)	(152)	257	360
Other
Contributions paid by the employer	—	—	(660)	(760)	(660)	(760)
Benefits paid	(597)	(558)	597	558	—	—
	(597)	(558)	(63)	(202)	(660)	(760)
Balance at December 31	$17,603	$16,253	$(12,809)	$(11,282)	$4,794	$4,971

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.	Employee future benefits (cont'd):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2017	2016	2017	2016	2017	2016
Balance at January 1	$196	$215	$—	$—	$196	$215
Included in profit or loss
Interest cost (income)	4	8	—	—	4	8
	4	8	—	—	4	8
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(1)	—	—	—	(1)	—
Financial assumptions	3	1	—	—	3	1
Experience adjustment	(53)	—	—	—	(53)	—
	(51)	1	—	—	$(51)	$1
Other
Contributions paid by the employer	—	—	(29)	(28)	(29)	(28)
Benefits paid	(29)	(28)	29	28	—	—
	(29)	(28)	—	—	(29)	(28)
Balance at December 31	$120	$196	$—	$—	$120	$196

Included in other comprehensive income (loss)	December 31, 2017	December 31, 2016
Defined benefit pension plan actuarial gain (loss)	$(257)	$(360)
Other post-retirement benefit plan actuarial gain (loss)	51	(1)
	$(206)	$(361)
Pension plan assets comprise:

	2017	2016
Cash and cash equivalents	3%	2%
Equity securities	60%	61%
Debt securities	37%	37%
Total	100%	100%
The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2017		2016
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	3.60%	3.27%	4.13%	3.69%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.	Employee future benefits (cont'd):
The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2017		2016
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.13%	3.69%	4.44%	3.89%
Rate of compensation increase	n/a	n/a	n/a	n/a
The assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31 were as follows:

	2017	2016
Initial medical/dental health care cost trend rate	8.0%	8.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2022	2021
Year that the dental rate reaches the rate it is assumed to remain at	2017	2016
A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

19.	Equity:

Share-based Compensation	December 31, 2017	December 31, 2016
Option Expense	$1,245	$1,414
DSU Expense	679	300
RSU Expense	1,201	1,310
	$3,125	$3,024

(a)	Share capital:
Authorized and issued:
Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series.
Private placement:
On August 18, 2016, the Corporation closed a private placement strategic equity investment with Zhongshan Broad-Ocean Motor Company Limited (“Broad Ocean”) of 17,250,000 common shares issued from treasury at $1.64083 per share for gross proceeds of $28,304,000.

Gross Broad-Ocean Offering proceeds (17,250,000 shares at $1.64083 per share)	$28,304
Less: Share issuance costs	(105)
Net Broad-Ocean Offering proceeds	$28,199

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Equity (cont'd):

(b)	Share Purchase Warrants:

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At January 1, 2016	122,563	1,675,000	1,797,563
Warrants exercised in 2016	—	—	—
At December 31, 2016	122,563	1,675,000	1,797,563
Warrants exercised in 2017	—	(1,012,500)	(1,012,500)
At December 31, 2017	122,563	662,500	785,063
During 2017, 1,012,500 warrants were exercised for an equal amount of common shares for net proceeds of $2,025,000. During 2016, nil warrants were exercised.
At December 31, 2017, 785,063 share purchase warrants were issued and outstanding (2016 – 1,797,563).

(c)	Share options:
The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.
All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.
As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2016	5,505,500	$2.10
Options granted	1,363,315	1.34
Options exercised	(443,589)	1.12
Options forfeited	(583,827)	2.63
Options expired	(303,670)	4.77
At December 31, 2016	5,537,729	1.84
Options granted	1,498,776	2.21
Options exercised	(1,820,193)	1.99
Options forfeited	(277,839)	1.91
Options expired	(110,300)	2.31
At December 31, 2017	4,828,173	$2.01

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Equity (cont'd):

(c)	Share options (cont'd):
The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2017:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life	Weighted average exercise	Number	Weighted average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.83 – $1.00	270,835	2.1	$0.97	270,835	$0.97
$1.19 – $1.68	1,454,715	4.4	1.40	609,291	1.41
$2.00 – $2.38	2,532,600	5.2	2.24	785,869	2.37
$2.97 – $3.45	570,023	3.9	3.09	441,947	3.00
	4,828,173	4.6	$2.01	2,107,942	$2.04
During 2017, 1,820,193 options were exercised for an equal amount of common shares for proceeds of $3,598,000. During 2016, net 435,287 options were exercised for an equal amount of common shares for net proceeds of $496,000, comprised of gross proceeds from 443,589 share option exercises of $508,000 partially offset by payment for 8,302 cancelled shares of $12,000.
During 2017, options to purchase 1,498,776 common shares were granted with a weighted average fair value of $1.09 (2016 – 1,363,315 options and $0.75 fair value). The granted options vest annually over three years.
The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2017	2016
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	70%	77%
Risk-free interest rate	1%	1%
As at December 31, 2017, options to purchase 4,828,173 common shares were outstanding (2016 – 5,537,729). During 2017, compensation expense of $1,245,000 (2016 – $1,414,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

(d)	Share distribution plan:
The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2017, there were 11,617,902 (2016 – 10,553,115) shares available to be issued under this plan.
During 2016 and 2017, no shares were issued under this plan and therefore no compensation expense was recorded against income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Equity (cont'd):

(e)	Deferred share units:
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2016	917,625
DSUs granted	481,095
DSUs exercised	(273,470)
At December 31, 2016	1,125,250
DSUs granted	87,682
DSUs exercised	(347,588)
At December 31, 2017	865,344
During 2017, $679,000 (2016 - $300,000) of compensation expense was recorded in net loss, of which $299,000 (2016 - $300,000) related to DSUs granted during the year. The remaining $380,000 (2016 - $nil) related to compensation expense expected to be earned for DSUs not yet issued.
During 2017, 347,588 DSUs (2016 – 273,470) were exercised which resulted in the issuance of 181,788 common shares (2016 – 146,211).
As at December 31, 2017, 865,344 deferred share units were outstanding (2016 – 1,125,250).

(f)	Restricted share units:
Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement of specified performance criteria, resulting in additional RSUs being converted.
The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(d)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2017 and 2016.

RSUs for common shares
At January 1, 2016	1,708,626
RSUs granted	820,247
RSUs exercised	(143,126)
RSUs forfeited	(912,339)
At December 31, 2016	1,473,408
RSUs granted	735,978
RSU performance factor adjustment	186,083
RSUs exercised	(560,677)
RSUs forfeited	(160,155)
At December 31, 2017	1,674,637

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Equity (cont'd):

(f)	Restricted share units (cont'd):
During 2017, 735,978 RSUs were issued (2016 – 820,247). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2017, compensation expense of $1,201,000 (2016 - $1,310,000) was recorded in net loss.
During 2017, 560,677 RSUs (2016 – 143,126) were exercised which resulted in the issuance of 298,556 common shares (2016 – 80,945).
As at December 31, 2017, 1,674,637 RSUs were outstanding (2016 – 1,473,408).

20.	Non-dilutive equity financing:
In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus Income Fund (“Superior Plus”) as to the full and final amount payable to the Corporation under the indemnification agreement (“the Indemnity Agreement”), originally signed in 2008, and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable were recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008. The cash proceeds collected in February 2016 are presented as non-dilutive financing in the 2016 statement of cash flows. An over-accrual of legal fees related to this transaction was reversed in December 2017, resulting in a nominal credit of $12,000 to shareholders' equity.

21.	Operating leases:
In addition to other minor operating leases, the Corporation leases a facility at its Burnaby, Canada location (which has been assessed as an operating lease). This facility had a lease term expiring in 2019 which was extended to 2027 under a lease extension and modification agreement signed in December 2017. During 2017, lease payments of $2,107,000 relating to this lease were expensed (2016 - $2,063,000).
At December 31, 2017, the Corporation is committed to payments under all operating leases as follows:

Less than 1 year	$2,459
1-3 years	4,698
4-5 years	4,236
Thereafter	10,624
Total minimum lease payments	$22,017

22.	Commitments and contingencies:
In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from the intellectual property portfolio acquired from UTC for a period of 15 years expiring in April 2029.
The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2017, no royalties have been incurred to date for this agreement.
The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2017, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22.	Commitments and contingencies (cont'd):
At December 31, 2017, the Corporation has outstanding commitments aggregating up to a maximum of $3,049,000 (2016 - $3,863,000) relating primarily to purchases of property, plant and equipment.
In January and February 2018, certain related class action complaints were filed in U.S. Federal Court alleging violations of U.S. federal securities laws. Neither complaint has been served on the Corporation. The Corporation will vigorously contest, and defend against, the complaints and believes the complaints are without merit.

23.	Personnel expenses:
Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2017	December 31, 2016
Salaries and employee benefits	$63,991	$57,735
Share-based compensation (note 19)	3,125	3,024
	$67,116	$60,759

24.	Other operating expense:

	December 31, 2017	December 31, 2016
Net impairment loss (recovery) on trade receivables	$103	$(63)
Restructuring costs	799	2,318
Acquisition costs	—	43
	$902	$2,298
In 2017, the Corporation recorded net impairment losses of $103,000 (2016 - net impairment recoveries of $63,000) primarily due to impairment of a holdback amount on a 2016 shipment that remained uncollected.
In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.
During 2017, restructuring charges of $799,000 relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administrative function and by cost reduction initiatives at Protonex.
Restructuring charges of $2,318,000 incurred during 2016 related to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions and costs associated with the closure of the contract manufacturing facility in Tijuana, Mexico. These cost reduction initiatives were primarily focused on reducing the operating cost base associated with methanol Telecom Backup Power activities while the Corporation reviewed strategic alternatives for these assets prior to the sale of certain of is methanol Telecom Backup Power business assets to CHEM in June 2016 (note 26).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25.	Finance income and expense:

	2017	2016
Employee future benefit plan expense (note 18)	$(230)	$(263)
Pension administration expense	(118)	(103)
Investment and other income	417	164
Other income (loss)	19	(52)
Foreign exchange gain (loss)	1,692	(523)
Finance income (loss) and other	$1,780	$(777)
Finance expense	$(732)	$(686)

26.	Loss on sale of assets:

	2017	2016
Loss on sale of assets to Upstart Power	$(508)	$—
Loss on sale of assets to CHEM	(866)	(632)
Gain on miscellaneous disposals	9	9
	$(1,365)	$(623)

	2017	2016
Proceeds received on sale of assets to CHEM	$972	$3,000
Proceeds from miscellaneous disposals	9	9
	$981	$3,009
During the year ended December 31, 2017, the Corporation performed a strategic review of its subsidiary, Protonex, specifically its Solid Oxide Fuel Cells ("SOFC") business. It was determined that these assets were not core to Ballard's proton exchange membrane (PEM) fuel cell business, and the Corporation decided to divest these non-core assets. As a result, certain SOFC assets were transferred to a private start-up company, Upstart Power Inc. ("Upstart"), effective December 31, 2017 for nominal consideration, resulting in a loss on sale of assets of $508,000 .
During the year ended December 31, 2016 , the Corporation completed the sale of certain of its methanol Telecom Backup Power business assets to CHEM, a Taiwanese power equipment company, for a purchase price of up to $6,100,000 of which $3,000,000 was received on closing. The remaining potential purchase price of up to $3,100,000 consisted of an earn-out arising from sales of methanol Telecom Backup Power systems by CHEM during the 18-month earn-out period to November 2017 derived from the sales pipeline transferred to CHEM on closing. During the year ended December 31, 2016, the Corporation recorded a loss on sale of these assets of $632,000 based on the estimated fair value of the earn-out payments of approximately $1,838,000. On the closing of this transaction, CHEM received assets related to the methanol Telecom Backup Power line of the business including intellectual property rights and physical assets such as inventory and related product brands.
Of the original potential proceeds receivable of $1,838,000, $972,000 was collected in cash by the Corporation from CHEM in 2017. During the year ended December 31, 2017, the Corporation recorded an additional loss on sale of assets of $866,000 as the remaining potential purchase price was written down to its revised estimated fair value of $nil. The final loss on sale arising from the CHEM transaction totaled $1,498,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

26.	Loss on sale of assets (cont'd):

Cash proceeds received in 2016	$3,000
Proceeds receivable (fair value of earn-out payments)	1,838
Total proceeds	4,838
Less: Disposition costs	(88)
Net proceeds	4,750
Less: Net book value of disposed assets	(5,382)
Loss on sale of assets in 2016	$(632)

Cash proceeds received in 2017	$972
Less: Fair value of earn-out payments receivable	(1,838)
Loss on sale of assets in 2017	$(866)

27.	Impairment charges on intangible assets and property, plant and equipment:
During the year ended December 31, 2017, the Corporation recorded total impairment losses of $1,484,000 consisting of a $1,200,000 impairment charge on intangible assets and a $284,000 impairment charge on property, plant, and equipment as the Corporation wrote-off certain SOFC assets to their estimated net realizable value of $50,000. The impairment charges were incurred as a result of the Corporation's divestiture of its SOFC assets to Upstart Power (note 26).
During the year ended December 31, 2016, the Corporation recorded total impairment losses of $1,151,000, consisting of a $770,000 impairment charge on intangible assets and a $381,000 impairment charge on property, plant and equipment as the Corporation wrote-off certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil. The impairment charges were incurred while the Corporation was reviewing strategic alternatives for the Corporation’s methanol Telecom Backup Power assets prior to concluding the transaction with CHEM (note 26).

28.	Income taxes:

(a)	Current tax expense:
The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2017	2016
Current tax expense
Current period income tax	$34	$3
Withholding tax	1,537	378
Adjustment for prior periods	—	—
Total current tax expense	$1,571	$381
Deferred tax expense
Origination and reversal of temporary differences	$(13,227)	$(10,002)
Adjustments for prior periods	(1,922)	395
Change in unrecognized deductible temporary differences	15,149	9,607
Total deferred tax expense	$—	$—

Total income tax expense	$1,571	$381

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28.	Income taxes (cont'd):

(a)	Current tax expense (cont'd):
The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2017	2016
Net loss before income taxes	$(6,477)	$(21,306)
Expected tax recovery at 26.00% (2015 – 26.00%)	$(1,684)	$(5,540)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital gain	—	11
Non-deductible expenses	362	926
Expiry of losses and investment tax credits	—	86
Investment tax credits earned	(1,300)	(3,153)
Foreign tax rate differences	(1,341)	(633)
Change in unrecognized deductible temporary differences	3,997	8,306
Other	1,537	378
Income taxes	$1,571	$381

(b)	Unrecognized deferred tax liabilities:
At December 31, 2017, the Corporation has not recognized any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

(c)	Unrecognized deferred tax asset:
At December 31, 2017, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2017	2016
Scientific research expenditures	$81,459	$69,157
Accrued warranty provision	14,209	14,064
Share issuance costs	982	2,000
Losses from operations carried forward	110,851	101,129
Investment tax credits	29,473	27,586
Property, plant and equipment and intangible assets	173,928	154,485
	$410,902	$368,421
Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.
The Corporation has available to carry forward the following as at December 31:

	2017	2016
Canadian scientific research expenditures	$81,459	$69,157
Canadian losses from operations	38,840	39,634
Canadian investment tax credits	29,473	27,586
German losses from operations for corporate tax purposes	624	555
U.S. federal losses from operations	43,074	34,329
Denmark losses from operations	27,068	26,603
Hong Kong losses from operations	6	7

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28.	Income taxes (cont'd):

(c)	Unrecognized deferred tax asset (cont'd):
The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2029 to 2037.
The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.
The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2021 to 2037.
The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2019	$1,880
2020	1,527
2021	1,439
2022	1,155
2023	816
2024	1,006
2025	1,444
2026	400
2027	419
2029	3,779
2030	2,588
2031	2,406
2032	2,092
2033	1,836
2034	1,734
2035	1,869
2036	1,892
2037	1,191
$29,473

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.	Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee. The revenue and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. For the year ended December 31, 2017 and 2016, related party transactions and balances were limited to transactions with the Corporation's 10% owned equity accounted investee, Synergy JVCo as follows:

Balances with related parties:	2017	2016
Trade and other receivables	$1,415	$—
Investments	676	1,185
Trade and other payables	—	1,005
Deferred revenue	2,973	15,501

Transactions during the year with related parties:	2017	2016
Revenues	$30,916	$4,389
Purchases	—	—
The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 19).
In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.
The employment agreements for the executive officers vary by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.
Key management personnel compensation is comprised of:

	2017	2016
Salaries and employee benefits	$3,420	$3,026
Post-employment retirement benefits	52	74
Termination benefits	516	1,982
Share-based compensation (note 19)	1,749	1,184
	$5,737	$6,266

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2017	2016
Compensatory shares	$1,003	$459
Earn-out receivable on sale of assets	—	1,838

31.	Operating segments:
The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.
In 2017, revenues included sales to three individual customers of $31,080,000, $30,555,000, and $17,989,000 respectively, which each exceeded 10% of total revenue.
In 2016, revenues included sales to three individual customers of $27,785,000, $13,916,000 and $12,775,000, respectively, which each exceeded 10% of total revenue.
Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2017	2016
China	$76,558	$33,440
Germany	18,984	14,318
U.S.	14,881	27,547
Japan	2,579	1,508
Poland	2,455	255
France	1,755	1,201
Taiwan	483	1,777
UK	943	720
Denmark	808	1,005
Canada	551	680
Finland	379	290
Netherlands	374	22
Belgium	308	812
Nepal	—	918
Other countries	230	777
	$121,288	$85,270
Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2017	2016
Canada	$60,481	$58,649
U.S.	13,622	15,698
China	692	180
Denmark	60	82
	$74,855	$74,609

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.	Financial instruments:

(a)	Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value.
Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b)	Financial risk management:
The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.
Foreign currency exchange rate risk
Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.
The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2017, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $13,031,000 and outstanding forward foreign exchange contracts to sell a total of CDN $12,000,000 in 2018 at an average rate of CDN $1.28 to US $1.00.
The following exchange rates applied during the year ended December 31, 2017:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2017 Opening rate	$0.745	$1.343
December 31, 2017 Closing rate	$0.798	$1.254
Fiscal 2017 Average rate	$0.771	$1.298
Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2017, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $1,996,000 recorded against net income.
If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2017, and 2016
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.	Financial instruments (cont'd):

(b)	Financial risk management (cont'd):
Commodity risk
Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts. At December 31, 2017, there were no outstanding forward platinum contracts under the Forward Contract Facility.
Interest rate risk
Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.
Based on cash and cash equivalents at December 31, 2017, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $151,000. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s accounts receivable. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.